Cigna Corporation (CI)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673 , Redondo Beach, CA 90278.

Cigna shareholder since 2015.

Important omission in 2020 Cigna proxy

There is an important omission in the 2020 Cigna proxy statement in regard to the management argument that goes with Proposal 4.

Management omitted in a key place that the 25% of shares that can now call a special meeting has an additional restriction.

Such shares must be held continuously for one-year.

This is an important restriction.

It is possible that one-third of Cigna are NOT held continuously for one-year.

Cigna slips in the one-year holding restriction in a  disconnected part of the proxy.

“To qualify for the right to request a special meeting, the required net long ownership interest must have been held continuously for at least one year prior to the date of the special meeting request.”

EDGAR Source:

https://www.sec.gov/ix?doc=/Archives/edgar/data/1739940/000095015920000057/cigna8k.htm

The omission of this important fact next to Proposal 4 (which could be called sneaky) is all the more reason to vote for:
Proposal 4 – Shareholder Right to a Call Special Meeting
Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 10% of our outstanding common stock the power to call a special shareowner meeting.

Given this important omission in a key place in the proxy, shareholders can consider whether the Chairman of the Corporate Governance Committee, Ms. Donna Zarcone, deserves the vote of shareholders.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote for Proposal 4 by following the instructions provided in the management proxy distribution.